Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the nine-month periods ended September 30, 2021, and 2022. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Risk Factors” in our Annual Report for the year ended December 31, 2021 (the “2021 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2021 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2021 Annual Report.

Business Overview and Fleet Information

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk cargo as well as crude oil and refined petroleum products.

We currently operate a fleet consisting of twenty dry bulk carriers that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., with an aggregate cargo carrying capacity of 1.7 million dwt and an average age of 13.0 years, one Aframax and five Aframax/LR2 tankers that engage in the worldwide transportation of crude oil, with an aggregate cargo carrying capacity of 0.7 million dwt and an average age of 17.8 years and two Handysize tankers that carry oil and petroleum products, with an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 16.7 years (together, our “Fleet”). The average age of our entire Fleet is 14.3 years. Our management reviews and analyzes operating results for our business over three reportable segments, (i) the Dry Bulk Segment, (ii) the Aframax/LR2 Tanker Segment, and (iii) the Handysize Tanker Segment. On November 16, 2022, we announced a series of proposed transactions by which we will contribute the subsidiaries constituting our Aframax/LR2 and Handysize tanker segments and Elektra Shipping Co. (the subsidiary formerly owning the M/T Wonder Arcturus, which was delivered to its new owners on July 15, 2022) to our wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for various issuances of stock by Toro and will distribute all common shares of Toro on a pro rata basis to our common shareholders (collectively, the “Spin-Off”). In addition, we expect to complete by the end of 2022 the acquisition of two 2,700 TEU containership vessels which will form our Containerships Segment.

Our dry bulk fleet currently operates in the time charter market. During the nine months ended September 30, 2022, our tankers operated in a mix of pools, voyage charters and time charters, though we have since transitioned all of our tanker vessels to pools. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters, trip time charters and spot market agreements according to our assessment of market conditions. Our aim is to periodically adjust the mix of these chartering arrangements to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates in the trip charter market or in spot-oriented pools during periods of strong charter market conditions.

Until June 30, 2022, our Fleet was technically managed by Pavimar S.A. (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, and commercially managed by Castor Ships S.A (“Castor Ships”), a company controlled by Mr. Petros Panagiotidis. With effect from July 1, 2022, our vessels are technically and commercially managed by Castor Ships. Castor Ships has opted, with effect from the same date, to technically co-manage our dry-bulk fleet with Pavimar, whereas the technical management of our tanker fleets is currently subcontracted to two third-party ship management companies.

The following table summarizes key information about our Fleet as of the date of this report:

Fleet vessels:

Dry Bulk Carriers (1)
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
Magic P	Panamax	76,453	2004	Japan	$7.35	02/21/2017
Magic Sun	Panamax	75,311	2001	Korea	$6.71	09/05/2019
Magic Moon	Panamax	76,602	2005	Japan	$10.20	10/20/2019
Magic Rainbow	Panamax	73,593	2007	China	$7.85	08/08/2020
Magic Horizon	Panamax	76,619	2010	Japan	$12.75	10/09/2020
Magic Nova	Panamax	78,833	2010	Japan	$13.86	10/15/2020
Magic Orion	Capesize	180,200	2006	Japan	$17.50	03/17/2021
Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	03/02/2021
Magic Argo	Kamsarmax	82,338	2009	Japan	$14.50	03/18/2021
Magic Twilight	Kamsarmax	80,283	2010	Korea	$14.80	04/09/2021
Magic Nebula	Kamsarmax	80,281	2010	Korea	$15.45	05/20/2021
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Vela	Panamax	75,003	2011	China	$14.50	05/12/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	Korea	$20.40	09/20/2021
Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	10/26/2021
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022
Aframax/LR2 Tankers (2)
Wonder Polaris	Aframax LR2	115,351	2005	Korea	$13.60	03/11/2021
Wonder Sirius	Aframax LR2	115,341	2005	Korea	$13.60	03/22/2021
Wonder Vega	Aframax	106,062	2005	Korea	$14.80	05/21/2021
Wonder Avior	Aframax LR2	106,162	2004	Korea	$12.00	05/27/2021
Wonder Musica	Aframax LR2	106,290	2004	Korea	$12.00	06/15/2021
Wonder Bellatrix	Aframax LR2	115,341	2006	Korea	$18.15	12/23/2021
Handysize Tankers
Wonder Mimosa	Handysize	36,718	2006	Korea	$7.25	05/31/2021
Wonder Formosa	Handysize	36,660	2006	Korea	$8.00	06/22/2021

(1) On January 4, 2022, our wholly owned subsidiary, Mickey Shipping Co., pursuant to a purchase agreement entered into on December 17, 2021, took delivery of the M/V Magic Callisto, a Japanese-built Panamax dry bulk carrier acquired from a third-party in which a family member of Petros Panagiotidis had a minority interest. The vessel was purchased for $23.55 million and its acquisition was financed with cash on hand. The transaction was approved by a special committee of disinterested and independent directors of the Company.

(2) On May 9, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Arcturus for a gross sale price of $13.15 million. The vessel was delivered to its new owners on July 15, 2022. For further information, please refer to Note 5(a) to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

(3)  On October 26, 2022, our wholly owned subsidiaries, Tom Shipping Co. and Jerry Shipping Co., entered into two separate agreements to each acquire a 2005 German-built 2,700 TEU containership vessel each, from two separate entities beneficially owned by family members of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. The purchase price for the vessel agreed to be acquired by Tom Shipping Co. is $25.75 million and the purchase price of the vessel agreed to be acquired by Jerry Shipping Co. is $25.00 million. The terms of these transactions were negotiated and approved by a special committee of disinterested and independent directors of the Company. The delivery of the vessels is expected to take place by the end of 2022.

We intend to continuously explore the market in order to identify further potential acquisition targets which will help us grow our Fleet and business. Our acquisition strategy has so far focused on secondhand dry bulk vessels, tanker vessels and, recently, containerships, though we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities. We may also opportunistically dispose of vessels and may engage in such acquisitions and disposals at any time and from time to time.

Recent Developments

Please refer to Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after September 30, 2022.

Operating results

Important measures and definitions for analyzing our results of operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from time charters, voyage charters and pool arrangements. Total vessel revenues are affected by the number of vessels in our Fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our Fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

Vessels operating on time charters for a certain period provide more predictable cash flows over that period. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates. We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues. For a breakdown and further discussion of vessel revenues, please refer to Note 11 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership Days for the relevant period.

Off-hire. The period a vessel in our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on vessels in our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire days and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-             The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

-             The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-             The successful implementation of the Company’s growth business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-             The global economic growth outlook and trends;

-             Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and tanker industries, including international conflict or war (or threatened war), such as between Russia and Ukraine;

-             The employment and operation of our Fleet including the utilization rates of our vessels;

-             Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet in the time, voyage, and pool charter markets, as our charters expire or are otherwise terminated;

-             Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet, including the effective and efficient technical management of our Fleet by our head and sub-managers, and their suppliers;

-             The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-             Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-             The vetting approvals by customers of our manager and/or sub-managers for the management of our vessels;

-             Dry-docking and special survey costs and duration, both expected and unexpected;

-             The level of any distribution on all classes of our shares;

-             Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-             Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-             Major outbreaks of diseases (such as COVID-19) and governmental responses thereto.

Employment and operation of our Fleet

Another factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our Fleet among time, voyage and pool charters, as applicable, as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

See also “Item 3. Key Information—D. Risk Factors” in our 2021 Annual Report. Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Results of Operations

Consolidated Results of Operations
Nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021

(In U.S. Dollars, except for number of share data)	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022	Change
Total vessel revenues	$72,038,922	$192,780,572	$120,741,650
Expenses:
Voyage expenses (including commissions to related party)	(7,194,386)	(28,179,695)	20,985,309
Vessel operating expenses	(24,391,842)	(46,856,395)	22,464,553
Management fees to related parties	(4,590,000)	(6,894,900)	2,304,900
Depreciation and amortization	(8,817,431)	(18,832,617)	10,015,186
General and administrative expenses (including costs from related party)	(2,072,791)	(4,403,724)	2,330,933
Gain on sale of vessel	—	3,222,631	3,222,631
Operating income	$24,972,472	$90,835,872	$65,863,400
Interest and finance costs, net (including interest costs from related party)	(1,717,406)	(5,079,920)	3,362,514
Other (expenses)/income (1)	(6,791)	173,471	180,262
Income taxes	(188,631)	(1,050,281)	861,650
Net income and comprehensive income	$23,059,644	$84,879,142	$61,819,498

Earnings per common share, basic	$0.29	$0.90
Earnings per common share, diluted	$0.28	$0.90
Weighted average number of common shares, basic	80,322,071	94,610,088
Weighted average number of common shares, diluted	82,201,129	94,610,088

(1)           Includes aggregated amounts for foreign exchange (losses)/gains, unrealized gains from equity securities and other income, as applicable in each period.

Total vessel revenues – Total vessel revenues increased to $192.8 million in the nine months ended September 30, 2022, from $72.0 million in the same period of 2021. This increase was largely driven by the growth of our Fleet which resulted in an increase in our Available Days to 7,690 days in the nine-months ended September 30, 2022, from 4,224 days in the same period in 2021. The increase in vessel revenues during the nine months ended September 30, 2022, as compared with the same period of 2021, was further underpinned by the robust commercial performance of our dry bulk fleet and the improved Aframax/LR2 and Handysize tanker markets, resulting in higher consolidated daily time charter equivalent (TCE) revenues as compared with those earned during the same period in 2021. TCE is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses – Voyage expenses increased by $21.0 million, to $28.2 million in the nine months ended September 30, 2022, from $7.2 million in the corresponding period of 2021. This increase in voyage expenses is mainly associated with the increase in the Ownership Days of our tanker vessels, following the expansion of both of our tanker fleets, to 2,379 days in the nine months ended September 30, 2022 from 1,108 days in the nine months ended September 30, 2021, and their associated commercial activities. During the nine months ended September 30, 2022, our tanker segments operated predominantly under voyage charters, resulting in increased bunker consumption costs (in large part due to a significant rise in bunker costs as compared with the same period in 2021) and increased port expenses. Increased brokerage commission expenses, corresponding to the increase in vessel revenues discussed above, contributed also to the increase in voyage expenses.

Vessel operating expenses – The increase in operating expenses by $22.5 million, to $46.9 million in the nine months ended September 30, 2022, from $24.4 million in the same period of 2021 mainly reflects the increase in the Ownership Days of our Fleet Days to 7,835 days in the nine-months ended September 30, 2022, from 4,340 days in the same period in 2021 and increased repairs and maintenance costs for a number of our vessels. This variation is primarily attributable to the growth of our Fleet.

Management fees – On July 28, 2022, we entered into an amended and restated master management agreement with Castor Ships, with effect from July 1, 2022, (the “Amended and Restated Master Management Agreement”), which, among other things, increased management fees payable to Castor Ships. Our vessel owning subsidiaries each also entered into new ship management agreements with Castor Ships. See Note 3(a) to our unaudited interim condensed consolidated financial statements included elsewhere herein for further details on such amended agreements. Management fees in the nine months ended September 30, 2022, amounted to $6.9 million, whereas, in the same period of 2021, management fees totaled $4.6 million. This increase in management fees is due to the sizeable increase of our Fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charged us a daily management fee as well as the increased management fees under the Amended and Restated Master Management Agreement.

Depreciation and amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses increased to $16.9 million in the nine months ended September 30, 2022, from $8.1 million in the same period of 2021 as a result of the increase in the Ownership Days of our Fleet. Dry-dock and special survey amortization charges amounted to $1.9 million for the nine months ended September 30, 2022, compared to a charge of $0.7 million in the respective period of 2021. This variation in dry-dock amortization charges primarily resulted from the increased number of dry-dockings of certain vessels that in turn increased our dry-dock amortization days from 1,006 in the nine months ended September 30, 2021, to 2,325 in the nine months ended September 30, 2022.

General and administrative expenses – General and administrative expenses in the nine months ended September 30, 2022, amounted to $4.4 million, whereas, in the same period of 2021, general and administrative expenses totaled $2.1 million, with the variation mainly resulting from the increase in our corporate expenses and the administrative fees under the Amended and Restated Master Management Agreement.

Gain on sale of vessel – On July 15, 2022, we concluded the sale of the M/T Wonder Arcturus which we sold, pursuant to an agreement dated May 9, 2022, for a cash consideration of $13.15 million. The sale resulted in net proceeds to the Company of $12.6 million and the Company recording a net gain on the sale of $3.2 million.

Interest and finance costs, net – The increase by $3.4 million in net interest and finance costs in the nine months ended September 30, 2022, as compared with the respective period in the previous year, is mainly due to the increase in the level of our weighted average indebtedness from $50.0 million in the nine months ended September 30, 2021 to $146.5 million in the nine months ended September 30, 2022. In addition, the weighted average interest rate on our debt increased from 3.8% in the nine months ended September 30, 2021, to 4.5% in the nine months ended September 30, 2022, further affecting our interest and finance costs.

Segment Results of Operations

Nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021 —Dry Bulk Segment

(In U.S. Dollars)	Nine months ended September 30, 2021	Nine months ended September 30, 2022	Change- amount
Total vessel revenues	56,823,968	118,920,092	62,096,124
Expenses:
Voyage expenses (including commissions to related party)	(1,012,545)	(2,147,721)	1,135,176
Vessel operating expenses	(16,855,911)	(30,950,947)	14,095,036
Management fees to related parties	(3,392,350)	(4,779,000)	1,386,650
Depreciation and amortization	(6,548,429)	(13,391,867)	6,843,438
Operating income (1)	29,014,733	67,650,557	38,635,824

(1)           Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues

Total vessel revenues for our dry bulk fleet, increased to $118.9 million in the nine months ended September 30, 2022, from $56.8 million in the same period of 2021. This increase was largely driven by (i) the increase in our dry bulk fleet’s Available Days to 5,351 in the nine-months ended September 30, 2022, from 3,155 in the same period in 2021, and (ii) the improved charter hire rates that our dry bulk fleet earned in the nine months ended September 30, 2022 as compared with those earned during the same period of 2021 as, during the nine-months ended September 30, 2022, our dry bulk fleet earned on average a daily TCE Rate of $21,823, compared to an average daily TCE Rate of $17,690 earned during the same period in 2021. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses increased to $2.1 million in the nine months ended September 30, 2022, from $1.0 million in the corresponding period of 2021. This increase in voyage expenses is mainly associated with the increase in brokerage commissions by $1.6 million in the nine months ended September 30, 2022 as compared with the same period in 2021, corresponding with the increase in vessel revenues, partly offset by increased bunker gains in the current period.

Vessel operating expenses

The increase in operating expenses for our dry bulk fleet by $14.1 million, to $31.0 million in the nine months ended September 30, 2022, from $16.9 million in the same period of 2021, mainly reflects the increase in our dry bulk fleet’s Ownership Days to 5,456 days in the nine months ended September 30, 2022, from 3,232 days in the same period of 2021 and increased repairs and maintenance costs for certain of our dry bulk vessels.

Management fees

Management fees for our dry bulk fleet in the nine months ended September 30, 2022 amounted to $4.8 million, whereas in the same period of 2021 management fees totaled $3.4 million. This increase in management fees is due to the sizeable increase in the average number of vessels in our dry bulk fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charged us a daily management fee as well as the increased management fees following our entry into the Amended and Restated Master Management Agreement.

Depreciation and amortization

Depreciation expenses for our dry bulk fleet increased to $12.0 million in the nine months ended September 30, 2022, from $5.9 million in the same period of 2021 as a result of the increase in the Ownership Days of our dry bulk fleet. Dry-dock and special survey amortization charges increased to $1.4 million in the nine months ended September 30, 2022, from $0.6 million in the same period of 2021. The $0.8 million increase in Dry-dock and special survey amortization charges in the periods discussed is also due to the increase in the number of dry docks that our expanded dry bulk fleet underwent, which resulted in an increase in aggregate amortization days from 923 in the nine months ended September 30, 2021 to 1,946 in the same period of 2022. During the nine months ended September 30, 2022, the M/V Magic Horizon and the M/V Magic Moon concluded their scheduled drydocking repairs.

Nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021 —Aframax/LR2 Tanker Segment

(In U.S. Dollars)	Nine months ended September 30, 2021	Nine months ended September 30, 2022	Change-amount
Total vessel revenues	14,187,825	64,787,887	50,600,062
Expenses:
Voyage expenses (including commissions to related party)	(6,157,399)	(25,897,133)	19,739,734
Vessel operating expenses	(6,010,277)	(12,824,845)	6,814,568
Management fees to related parties	(934,150)	(1,628,800)	694,650
Depreciation and amortization	(1,882,036)	(4,382,226)	2,500,190
Gain on sale of vessel	—	3,222,631	3,222,631
Operating (loss)/income (1)	(796,037)	23,277,514	24,073,551

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.
(2)
On November 15, 2022, our board of directors approved the contribution of our subsidiaries constituting our Aframax/LR2 and Handysize tanker segments and Elektra Shipping Co. to our wholly owned subsidiary, Toro, in exchange for various issuances of stock by Toro and the distribution of all issues and outstanding common shares of Toro to holders of our common shares. We will retain 60,000 1.00% Series A Fixed Rate Cumulative Perpetual Preferred Shares of Toro, having a stated amount of $1,000 and a par value of $0.001 per share.

Total vessel revenues

Total vessel revenues for our Aframax/LR2 tanker fleet amounted to $64.8 million in the nine months ended September 30, 2022, whereas, in the same period of 2021 vessel revenues amounted to $14.2 million. This variation is mainly due to (i) the increased revenues our Aframax/LR2 tanker fleet earned in the nine months ended September 30, 2022 compared to the same period in 2021, as a result of an improved Aframax/LR2 tanker market, and (ii) the expansion of our Aframax/LR2 tanker fleet which resulted to an increase in our Available Days to 1,793 days in the nine-months ended September 30, 2022, from 885 days in the same period in 2021. During the nine-months ended September 30, 2022, our Aframax/LR2 tanker fleet earned on average a daily TCE Rate of $21,690, compared to an average daily TCE Rate of $9,074 earned during the same period in 2021. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for our Aframax/LR2 tanker fleet amounted to $25.9 million and $6.2 million in the nine months ended September 30, 2022, and 2021, respectively. During the nine months ended September 30, 2022, we owned and operated a substantially larger Aframax/LR2 fleet that operated mostly under voyage charters, under which we bear voyage expenses such as bunkers and port and canal dues, whereas, in the same period in 2021 our smaller Aframax/LR2 tanker fleet operated mostly under time charters under which these expenses are generally borne by our charterers. Voyage expenses for our Aframax/LR2 fleet during the nine months ended September 30, 2022, consisted primarily of bunker consumption expenses amounting to $18.7 million (which were also affected by the increase of bunker fuel costs), port expenses amounting to $4.9 million and brokerage commissions amounting to $2.3 million.

Vessel operating expenses

The increase in operating expenses by $6.8 million, to $12.8 million in the nine months ended September 30, 2022, from $6.0 million in the same period of 2021, mainly reflects the increase in the Ownership Days of our Aframax/LR2 tanker fleet to 1,833 days in the nine-months ended September 30, 2022, from 885 days in the same period in 2021.

Management fees

Management fees for our Aframax/LR2 tanker fleet in the nine months ended September 30, 2022, amounted to $1.6 million, whereas, in the same period of 2021, management fees totaled $0.9 million. This increase in management fees is due to the sizeable increase in the average number of vessels in our Aframax/LR2 tanker fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charged us a daily management fee, as well as the increased management fees following our entry into the Amended and Restated Master Management Agreement.

Depreciation and amortization

Depreciation expenses for our Aframax/LR2 tanker fleet increased to $4.2 million in the nine months ended September 30, 2022, from $1.9 million in the same period of 2021 as a result of the increase in the Ownership Days of our Aframax/LR2 tanker fleet. Dry-dock and special survey amortization charges in the nine months ended September 30, 2022 amounted to $0.2 million and relate to the amortization of the M/T Wonder Musica in this period, as the vessel underwent its scheduled dry-docking repairs during the second quarter of 2022. No such charges were incurred in the nine months ended September 30, 2021.

Gain on sale of vessel

Refer to discussion under “Consolidated Results of Operations—Gain on sale of vessel” above for details on the sale of the M/T Wonder Arcturus.

Nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021 —Handysize Tanker Segment

(In U.S. Dollars)	Nine months ended September 30, 2021	Nine months ended September 30, 2022	Change-amount
Total vessel revenues	1,027,129	9,072,593	8,045,464
Expenses:
Voyage expenses (including commissions to related party)	(24,442)	(134,841)	110,399
Vessel operating expenses	(1,525,654)	(3,080,603)	1,554,949
Management fees to related parties	(263,500)	(487,100)	223,600
Depreciation and amortization	(386,966)	(1,058,524)	671,558
Operating (loss)/income (1)	(1,173,433)	4,311,525	5,484,958

(1)           Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues

Total vessel revenues for our Handysize tanker fleet amounted to $9.1 million in the nine months ended September 30, 2022, whereas, in the same period of 2021 vessel revenues amounted to $1.0 million. The increase in our Handysize fleet’s vessel revenues in the periods discussed is mainly due to (i) the increase in the respective segment’s Available Days from 184 in the nine months ended September 30, 2021 to 546 in the nine months ended September 30, 2022, and (ii) the improvement in the Handysize tanker market, reflected in the increase in the Handysize fleet average daily TCE Rate from $5,449 in the nine months ended September 30, 2021 to $16,370 in the same period in 2022. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Vessel operating expenses

The increase in operating expenses for our Handysize tanker fleet by $1.6 million, to $3.1 million in the nine months ended September 30, 2022, from $1.5 million in the same period of 2021, mainly reflects the increase in the Ownership Days of our Handysize fleet to 546 days in the nine months ended September 30, 2022, up from 223 days in the nine months ended September 30, 2021.

Management fees

Management fees for our Handysize tanker fleet in the nine months ended September 30, 2022, amounted to $0.5 million, whereas, in the same period of 2021, management fees totaled $0.3 million. This increase in management fees is mainly due to the increase in the Ownership Days of our Handysize tanker fleet for which our managers charged us a daily management fee as well as the increased management fees following our entry into the Amended and Restated Master Management Agreement.

Depreciation and Amortization

Depreciation expenses for our Handysize tanker fleet increased to $0.8 million in the nine months ended September 30, 2022, from $0.3 in the nine months ended September 30, 2021 as a result of the increase in the Ownership Days of our Handysize tanker fleet. Dry-dock amortization charges in the nine months ended September 30, 2022 and 2021 amounted to $0.3 million and $0.1 million, respectively and relate to the M/T Wonder Mimosa which underwent its scheduled dry-dock and special survey from late May 2021 and up to early July 2021.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings in debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the nine months ended September 30, 2022, our principal sources of funds were cash from operations, the incurrence of secured debt as discussed below under “Our Borrowing Activities”, and the net cash proceeds from the disposal of the M/T Wonder Arcturus. As of September 30, 2022, and December 31, 2021, we had cash and cash equivalents of $133.9 million and $37.2 million (which excludes $10.2 million and $6.2 million of restricted cash in each period under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

As of September 30, 2022, we had $139.1 million of gross indebtedness outstanding under our debt agreements, of which $29.6 million matures in the twelve-month period ending September 30, 2023. As of September 30, 2022, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Working capital is equal to current assets minus current liabilities. As of September 30, 2022, we had a working capital surplus of $123.6 million as compared to a working capital surplus of $21.0 million as of December 31, 2021.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this report, will be sufficient to fund the operations of our Fleet, meet our working capital and capital expenditures requirements and service the principal and interest on our debt for that period.

As of September 30, 2022, we were committed to install ballast water treatment system (“BWTS”) on five vessels in our Fleet. Of these BWTS installations, two are expected to be concluded during the remainder of 2022, one in the first quarter of 2023, and two during 2024. As of September 30, 2022, it was estimated that the remaining contractual obligations related to these purchases, excluding installation costs, would be on aggregate approximately €1.7 million (or $1.7 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$0.9731 as of September 30, 2022), of which €0.5 million (or $0.5 million) are due in 2022 and €1.2 million (or $1.2 million) are due in 2024.

Our Borrowing Activities

Please refer to Note 6 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of September 30, 2022.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the nine-month periods ended September 30, 2021, and 2022:

	Nine months ended September 30,
(in thousands of U.S. Dollars)	2021	2022
Net cash provided by operating activities	$28,521,280	$77,269,789
Net cash used in investing activities	(312,521,845)	(11,099,156)
Net cash provided by financing activities	316,951,200	34,556,144
Cash, cash equivalents and restricted cash at beginning of period	9,426,903	43,386,468
Cash, cash equivalents and restricted cash at end of period	$42,377,538	$144,113,245

Operating Activities:

For the nine-month period ended September 30, 2022, net cash provided by operating activities amounted to $77.3 million consisting of net income after non-cash items of $101.1 million offset by an increase of $23.8 million in our working capital, which mainly derived from (i) increase in amounts due from related parties by $18.6 million and (ii) increase in inventories by $3.6 million.

For the nine-month period ended September 30, 2021, net cash provided by operating activities amounted to $28.5 million consisting of net income after non-cash items of $31.1 million and a working capital cash decrease of $2.6 million.

Investing Activities:

For the nine-months ended September 30, 2022, net cash used in investing activities amounted to $11.1 million mainly reflecting the cash outflows associated with the acquisition of the M/V Magic Callisto that were partly offset by the net proceeds from the sale of the M/T Wonder Arcturus. Please also refer to Notes 3(d) and 5(a) of our unaudited interim consolidated financial statements included elsewhere in this report for a more detailed discussion of these transactions.

For the nine-months ended September 30, 2021, net cash used in investing activities amounting to $312.5 million mainly reflects the cash outflows associated with our vessel acquisitions, as discussed in more detail in the 2021 Annual Report.

Financing Activities:

For the nine months ended September 30, 2022, net cash provided by financing activities amounted to $34.6 million, relating to the $54.3 million net proceeds from the $55.0 million secured term loan facility that we entered into in January 2022 (as further discussed under Note 6 of the unaudited interim condensed consolidated financial statements included elsewhere in this report), as offset by (i) $19.7 million of period scheduled principal repayments under our existing secured credit facilities and (ii) $0.1 million of common share issuance expenses paid in connection with the ATM Program that expired in the second quarter of 2022.

For the nine months ended September 30, 2021, net cash provided by financing activities amounted to $317.0 million, relating to: (i) the net proceeds raised under our 2021 first, second and third registered direct equity offerings amounting to $157.0 million, (ii) the proceeds from the issuance of stock under our then effective warrant schemes amounting to $83.4 million, (iii) the net proceeds from the issuance of stock pursuant to our then effective at-the-market common stock offering program amounting to $12.5 million, (iv) the $72.5 million net proceeds related to the secured credit facilities that we entered into during the nine-months ended September 30, 2021 (as further discussed under Note 6 of the unaudited interim consolidated financial statements included elsewhere in this report), as offset by (v) $3.4 million of period scheduled principal repayments under our existing secured credit facilities and (vi) the repayment, at its extended maturity, of the $5.0 million unsecured term loan to Thalassa Investment Co. S.A., an entity affiliated with our CEO.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5.E. Critical Accounting Estimates” in our 2021 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report, “Item 18. Financial Statements” in our 2021 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in our 2021 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. However, the Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our fleet to Vessel revenues, net, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated

	Nine-Months ended September 30,	Nine-Months ended September 30,
	2021	2022
Total vessel revenues	$72,038,922	$192,780,572
Voyage expenses -including commissions from related party	(7,194,386)	(28,179,695)
TCE revenues	$64,844,536	$164,600,877
Available Days	4,224	7,690
Daily TCE Rate	$15,351	$21,405

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Nine-Months ended September 30,	Nine-Months ended September 30,
	2021	2022
Total vessel revenues	$56,823,968	$118,920,092
Voyage expenses -including commissions from related party	(1,012,545)	(2,147,721)
TCE revenues	$55,811,423	$116,772,371
Available Days	3,155	5,351
Daily TCE Rate	$17,690	$21,823

Reconciliation of Daily TCE Rate to Total vessel revenues — Aframax/LR2 Tanker Segment

	Nine-Months ended September 30,	Nine-Months ended September 30,
	2021	2022
Total vessel revenues	$14,187,825	$64,787,887
Voyage expenses -including commissions from related party	(6,157,399)	(25,897,133)
TCE revenues	$8,030,426	$38,890,754
Available Days	885	1,793
Daily TCE Rate	$9,074	$21,690

Reconciliation of Daily TCE Rate to Total vessel revenues — Handysize Tanker Segment

	Nine-Months ended September 30,	Nine-Months ended September 30,
	2021	2022
Total vessel revenues	$1,027,129	$9,072,593
Voyage expenses -including commissions from related party	(24,442)	(134,841)
TCE revenues	$1,002,687	$8,937,752
Available Days	184	546
Daily TCE Rate	$5,449	$16,370